UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: July 2009

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on July 17, 2009 announcing the results of its 2009 annual general meeting of shareholders.

Exhibit 1

OCEANFREIGHT INC. ANNOUNCES THE RESULTS OF ITS 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

July 17, 2009 - Athens, Greece - OceanFreight Inc. (NASDAQ:OCNF) (the “Company”), a global provider of seaborne transportation services for both drybulk and energy commodities, today announced the official results of its 2009 Annual General Meeting, held on July 13, 2009 at 10:00 a.m. local time in Athens, Greece.  The following proposals were approved by the Company’s shareholders:

1.

All of the nominees of the Board of Directors were approved to serve until the next Annual General Meeting of Shareholders (the “Proposal One”);

2.

The Company’s Amended and Restated Articles of Incorporation were amended to increase authorized common stock from ninety-five million (95,000,000) common shares to one billion (1,000,000,000) common shares (the “Proposal Two”);

3.

Ernst & Young (Hellas), Certified Auditors Accountants S.A. was approved as the Company’s independent auditors for the fiscal year ending December 31, 2009 (the “Proposal Three”).

About OceanFreight Inc.

OceanFreight Inc., is an owner and operator of both drybulk and tanker vessels that operate worldwide. As of the day of this release, OceanFreight owns a fleet of 15 vessels comprising of 11 drybulk vessels (3 Capesize, 8 Panamaxes) and 4 crude carrier tankers (1 Suezmax, 3 Aframaxes) with a combined deadweight tonnage of about 1.4 million tons.

OceanFreight Inc.'s common stock is listed on the NASDAQ Global Market where it trades under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com.

Company Contact: Demetris Nenes Tel: +30-210-8090-514 E-mail: management@oceanfreightinc.com	Investor Relations/Media: Nicolas Bornozis Capital Link, Inc. (New York) Tel: +1-212-661-7566 E-mail: oceanfreight@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:  July 17, 2009

By:

/s/ Anthony Kandylidis

Anthony Kandylidis

Chief Executive Officer